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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.


1. Press Release re Magal Launches DreamBox - a New All-in-One CCTV Security Solution dated March 30, 2004.

                                                                          ITEM 1


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Press Release                                Source: Magal Security Systems Ltd.

Magal Launches DreamBox - a New All-in-One CCTV Security Solution

Tuesday March 30, 7:05 am ET

YAHUD, Israel, March 30 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM: MAGS; TASE: MAGS) today announced the launch of the DreamBox - a new All-in-One CCTV security solution.

The DreamBox is a state-of-the-art embedded hardware and software product, which integrates a number of CCTV related applications, into one box. The system is designed to be economical, as well as compact to save space, whilst avoiding the use of a complicated cable installation and network protocols integration.

DreamBox contains twelve different applications, including Digital Video and Audio Recording, Video & Audio Matrix Switcher, Outdoor and Indoor Video Motion Detection System (VMD), Security Management System (SMS) and Transmission system.

The DreamBox is substantially lower in price than the cost of the other products' applications combined, a factor, which positions DreamBox as the ultimate security solution for all strategic facilities. Its target markets include governmental, institutional and other sensitive facilities, such as airports, train stations, seaports, prisons, casinos and hospitals, all of which require the use of high quality CCTV applications.

Mr. Jacob Even-Ezra, Chairman of Magal said: "Magal identified the huge potential of the fast growing digital CCTV market and developed the DreamBox, which is a break-through in this area, by providing a unique "All- in-One" solution.

By developing this product, Magal is entering a new area of activity. We refer to the DreamBox's target market as an `add-on' market for Magal and believe that this product is substantially broadening the Company's target markets. As an example, we are entering the field of Digital Video Recording, which is only one of the DreamBox's applications out of many."

Mr. Even-Ezra, added:" Seeing the potential of the DreamBox, Magal has decided to establish a special division for this product and open a separate office in the USA for marketing and support of the DreamBox".

Mr. Even-Ezra concluded: "DreamBox joins two other new products that Magal has recently launched. These are the FORTIS Integrated Command and Control System and the PIPEGUARD- a buried assets security system, which altogether significantly widens the spectrum of security solutions we offer and substantially broadens the potential security markets of Magal."

DreamBox will be presented for the first time at the ISC West 2004 Expo, which will take place at the Sands Convention Center in Las Vegas, Nevada, on March 31 until April 2, 2004.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the US in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the US, Canada, the UK, Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2003 were US$59.4 million, with net income of US$2.4 million.

Magal trades in the US on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

Contacts:

Magal Security Systems, Ltd
Raya Asher, CFO
Tel: +972-3-539-1444
Fax: +972-3-536-6245
E-mail: magalssl@trendline.co.il

    Gal IR International
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    Int'l dial: +972-3-607-4717
    E-mail: ehud.helft@galir.com
    kenny.green@galir.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer


Date:  March 30, 2004